UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Spongetech Delivery Systems, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
849109103

(CUSIP Number)
December 9, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Joel L. Levin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	5	SOLE VOTING POWER:

NUMBER OF		7,655,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,327,960

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,655,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,982,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON:

	IN

Page 2 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Ava Levin Educational Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,100,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,100,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 3 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Mary Jane Levin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,830,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,830,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,830,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 4 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Levin & Associates Co. LPA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		425,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		425,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	425,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	CO

Page 5 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Thomas A. Muzilla

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,350,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,350,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,350,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 6 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Terence Ryan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		138,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		138,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	138,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 7 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Susan Hunt Levin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,847,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,847,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,847,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 8 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Guerman Nemirovski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,207,786

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,207,786

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,207,786

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 9 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Reid Levin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		424,341

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		424,341

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	424,341

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 10 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Laurence E. Saulino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		200,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 11 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: Joel Trockman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,344,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,344,700

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,344,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON:

	IN

Page 12 of 17 pages

CUSIP No.	849109103

1	NAME OF REPORTING PERSON: George R. Louis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,461,133

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,461,133

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,461,133

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.3%

12	TYPE OF REPORTING PERSON:

	IN

Page 13 of 17 pages

CUSIP No. 849109103
Item 1.

(a)	Name of issuer: Spongetech Delivery Systems, Inc.

(b)	Address of issuer’s principal executive offices:

43 West 33rd St., Suite 600
New York, New York 10001
Item 2.

(a)	Name of person filing:

1. Joel Levin
2. Ava Levin Educational Trust
3. Mary Jane Levin
4. Levin & Associates Co., LPA
5. Thomas A. Muzilla
6. Terence Ryan
7. Susan Hunt Levin
8. Guerman Nemirovski
9. Reid Levin
10. Laurence E. Saulino
11. Joel Trockman
12. George R. Louis

(b)	Address of principal business office, or, if none, residence:

1.	Levin & Associates Co., LPA
1301 East 9th St., Suite 1100
Cleveland, OH 44114

2.	The Ava Levin Educational Trust,
Mary Jane Levin and
Joel Levin
2467 Stratford Road
Cleveland Hts., OH 44118

3.	Thomas A. Muzilla
2996 Kingsley Road
Shaker Hts., OH 44122
Page 14 of 17 Pages

CUSIP No. 849109103

4.	Terence Ryan and
Susan Hunt Levin
2650 Fairmont Blvd.
Cleveland Hts., OH 44106

5.	Guerman Nemirovski
14014 Shaker Boulevard, Apt. 502
Shaker Hts., OH 44120

6.	Reid Levin
12469 Cedar Rd., Apt. 9
Cleveland Hts., OH 44106

7.	Laurence E. Saulino
3123 North Martadale Drive
Akron, OH 44333

8.	Joel Trockman
232 19th St., NW, #7410
Atlanta, GA 30363

9.	George R. Louis
141 Finch Road Ringwood, NJ 07456
(c)	Citizenship:

All individuals named in response to Item 2(a) are citizens of the United States of America. Levin & Associates Co., LPA is organized under the laws of the State of Ohio.

(d)	Title of class of securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 849109103
Item 3.
Not applicable.
Page 15 of 17 Pages

CUSIP No. 849109103
Item 4. Ownership.
(a) Amount beneficially owned:
Pursuant to a Shareholders Voting Agreement, dated December 9, 2008, Joel L. Levin, as a result of the voting power vested in him pursuant to such Agreement is deemed to beneficially own 40,982,960 shares of the common stock, par value $0.001 per share (the “Common Stock”), of Spongetech Delivery Systems, Inc. He has sole voting and dispositive rights as to 7,655,000 shares and shared voting rights as to 33,327,960 shares. Each of the other persons named in response to Item 2(a) is deemed to beneficially own the number of shares that each of them has dispositive rights thereto.
(b) Percent of class: 5.1%
(c) The following table sets forth, as of December 9, 2008, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, or (iv) shared power to dispose or to direct the disposition of:

	Power to Vote or to Direct		Power to Dispose or to Direct the
	the Vote		Disposition of
Name	Sole	Shared	Sole	Shared
Levin & Associates Co., LPA	0	425,000	425,000	0
Ava Levin Educational Trust	0	1,100,000	1,100,000	0
Mary Jane Levin	0	6,830,000	6,830,000	0
Joel Levin	7,655,000	33,327,960	7,655,000	0
Thomas A. Muzilla	0	2,350,000	2,350,000	0
Terence Ryan	0	138,000	138,000	0
Susan Hunt Levin	0	1,847,000	1,847,000	0
Guerman Nemirovski	0	3,207,786	3,207,786	0
Reid Levin	0	424,341	424,341	0
Laurence E. Saulino	0	200,000	200,000	0
Joel Trockman	0	6,344,700	6,344,700	0
George R. Louis	0	10,461,133	10,461,133	0
Item 5. Ownership of 5 Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
     Not applicable.
Page 16 of 17 Pages

CUSIP No. 849109103

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     See Item 2(a) above.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 17 of 17 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2008

/s/ Joel L. Levin
Joel L. Levin

LEVIN & ASSOCIATES CO., LPA

/s/ Joel L. Levin

By:	Joel L. Levin, President

AVA LEVIN EDUCATIONAL TRUST

/s/ Mary Jane Levin

By:	Mary Jane Levin, Trustee

/s/ Mary Jane Levin
Mary Jane Levin

/s/ Thomas A. Muzilla
Thomas A. Muzilla,

/s/ Terence Ryan
Terence Ryan

/s/ Susan Hunt Levin
Susan Hunt Levin

/s/ Guerman Nemirovski
Guerman Nemirovski

/s/ Reid Levin
Reid Levin

/s/ Laurence E. Saulino
Laurence E. Saulino

/s/ Joel Trockman
Joel Trockman

/s/ George Louis
George Louis

EXHIBIT A
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities & Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $001 per share, of Spongetech Delivery Systems, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

/s/ Joel L. Levin
Dated: December 9, 2008	Joel L. Levin

LEVIN & ASSOCIATES CO., LPA

/s/ Joel L. Levin

By: Joel L. Levin, President

AVA LEVIN EDUCATIONAL TRUST

/s/ Mary Jane Levin

By: Mary Jane Levin, Trustee

/s/ Mary Jane Levin
Mary Jane Levin

/s/ Thomas A. Muzilla
Thomas A. Muzilla,

/s/ Terence Ryan
Terence Ryan

/s/ Susan Hunt Levin
Susan Hunt Levin

/s/ Guerman Nemirovski
Guerman Nemirovski

/s/ Reid Levin
Reid Levin

/s/ Laurence E. Saulino
Laurence E. Saulino

/s/ Joel Trockman
Joel Trockman

/s/ George Louis
George Louis